SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

BUCKEYE TECHNOLOGIES INC.

(Name of Subject Company (Issuer))

GP Cellulose Group LLC

an indirect wholly-owned subsidiary of

Georgia-Pacific LLC

(Names of Filing Persons (Offerors))

Common Stock, $0.01 par value per share

(Title of Class of Securities)

118255108

(CUSIP Number of Class of Securities)

Tye Darland

Senior Vice President – General Counsel

Georgia-Pacific LLC

133 Peachtree St. NE

Atlanta, Georgia 30303

(404) 652-4000

(Name, Address, and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

Mark D. Gerstein

Bradley C. Faris

Latham & Watkins LLP 233 S. Wacker Drive, Suite 5800 Chicago, Illinois 60606

(312) 876-7600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,504,790,925.00	$205,253.48

*	Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of up to 40,127,758 shares of common stock, par value $0.01 per share, of Buckeye Technologies Inc. at a purchase price of $37.50 per share. Such number of shares consists of (i) 39,528,015 shares of common stock issued and outstanding as of May 1, 2013, including 640,425 shares subject to forfeiture restrictions, repurchase rights, or other restrictions, and (ii) 599,743 shares of common stock that are expected to be issuable before the expiration of the Offer under vested options and other rights to acquire shares of common stock.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), equals 0.00013640 of the transaction valuation.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) relates to the offer by GP Cellulose Group LLC, a Delaware limited liability company (the “Purchaser”) and an indirect wholly-owned subsidiary of Georgia-Pacific LLC, a Delaware limited liability company (“Georgia-Pacific”), to purchase all of the issued and outstanding shares of common stock (including Restricted Shares (as defined in the Offer to Purchase)), par value $0.01 per share (the “Shares”), of Buckeye Technologies Inc., a Delaware corporation (“Buckeye”), at a purchase price of $37.50 per share, net to the seller in cash, without interest, subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 7, 2013 (the “Offer to Purchase”), and in the related Letter of Transmittal for Shares and Letter of Transmittal for Employee Restricted Shares, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A), (a)(1)(B) and (a)(1)(C), respectively. This Schedule TO is being filed on behalf of Georgia-Pacific and the Purchaser.

The information set forth in the Offer to Purchase, including Schedule I and Schedule II thereto, is hereby incorporated by reference in answers to Items 1 through 11 of this Schedule TO, and is supplemented by the information specifically provided herein.

Item 1.	Summary Term Sheet

The information set forth in the “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.

Item 2.	Subject Company Information

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Buckeye Technologies Inc. Buckeye’s principal executive offices are located at 1001 Tilman Street, Memphis, Tennessee 38112. The telephone number at Buckeye’s principal executive offices is (901) 320-8100.

(b) This statement relates to the common stock, par value $0.01 per share, of Buckeye. Based upon information provided by Buckeye, there were 39,528,015 shares of common stock issued and outstanding (including 640,425 Restricted Shares) as of May 1, 2013. The information set forth in the “Introduction” of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in Section 6 of the Offer to Purchase, entitled “Price Range of the Shares; Dividends on the Shares” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person

(a), (b), (c) This Schedule TO is filed by Georgia-Pacific and the Purchaser. The information set forth in Section 9 of the Offer to Purchase, entitled “Certain Information Concerning Georgia-Pacific and the Purchaser” and Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction

(a) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

(a), (b) The information set forth in the “Introduction,” Section 9, entitled “Certain Information Concerning Georgia-Pacific and the Purchaser,” Section 11, entitled “Background of the Offer; Past Contacts, Negotiations and Transactions,” Section 12, entitled “Purpose of the Offer; Plans for Buckeye; Other Matters” and Section 13, entitled “The Merger Agreement; Other Agreements,” of the Offer to Purchase is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals

(a), (c)(1)-(7) The information set forth in the “Introduction,” Section 7, entitled “Effect of the Offer on the Market for the Shares; New York Stock Exchange Listing and Controlled Company Status; Exchange Act Registration; Margin Regulations,” Section 12, entitled “Purpose of the Offer; Plans for Buckeye; Other Matters,” and Section 13, entitled “The Merger Agreement; Other Agreements,” of the Offer to Purchase is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration

(a), (b), (d) The information set forth in Section 10 of the Offer to Purchase, entitled “Source and Amount of Funds,” is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company

The information set forth in the “Introduction” and Section 9, entitled “Certain Information Concerning Georgia-Pacific and the Purchaser,” of the Offer to Purchase is incorporated herein by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used

(a) The information set forth in Section 11, entitled “Background of the Offer; Past Contacts, Negotiations and Transactions,” Section 12, entitled “Purpose of the Offer; Plans for Buckeye; Other Matters,” Section 13, entitled “The Merger Agreement; Other Agreements,” and Section 16, entitled “Fees and Expenses,” of the Offer to Purchase is incorporated herein by reference.

Item 10.	Financial Statements

(a), (b) Not applicable.

Item 11.	Additional Information

(a)(1) The information set forth in Section 9, entitled “Certain Information Concerning Georgia-Pacific and the Purchaser,” Section 11, entitled “Background of the Offer; Past Contacts, Negotiations and Transactions,” and Section 13, entitled “The Merger Agreement; Other Agreements,” of the Offer to Purchase is incorporated herein by reference.

(a)(2), (3) The information set forth in Section 13, entitled “The Merger Agreement; Other Agreements,” Section 14, entitled “Conditions of the Offer” and Section 15, entitled “Certain Legal Matters,” of the Offer to Purchase is incorporated herein by reference.

(a)(4) The information set forth in Section 7 of the Offer to Purchase entitled “Effect of the Offer on the Market for the Shares; NYSE Listing and Controlled Company Status; Exchange Act Registration; Margin Regulations” is incorporated herein by reference.

(a)(5) The information set forth in Section 17, entitled “Legal Proceedings,” of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12.	Exhibits

(a)(1)(A)	Offer to Purchase, dated as of May 7, 2013.

(a)(1)(B)	Letter of Transmittal for Shares

(a)(1)(C)	Letter of Transmittal for Employee Restricted Shares

(a)(1)(D)	Notice of Guaranteed Delivery

(a)(1)(E)	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees

(a)(1)(F)	Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and other Nominees

(a)(1)(G)	Press Release, dated April 24, 2013 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Georgia-Pacific with the SEC on April 24, 2013)

(a)(1)(H)	Summary Advertisement published on May 7, 2013

(a)(1)(I)	Press Release issued by Georgia-Pacific, dated May 7, 2013

(b)(1)	Form of Commercial Paper Dealer Agreement

(b)(2)	Issuing and Paying Agency Agreement, dated as of January 15, 2013, by and between Georgia-Pacific and JPMorgan Chase Bank, National Association

(d)(1)	Agreement and Plan of Merger, dated as of April 23, 2013, by and among Georgia-Pacific, the Purchaser and Buckeye (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Buckeye with the SEC on April 24, 2013)

(d)(2)	Form of Letter Agreement entered into by Georgia-Pacific, the Purchaser and each of Buckeye’s Directors and Executive Officers

(d)(3)	Confidentiality Agreement, dated as of January 30, 2013, by and between Buckeye and Georgia-Pacific.

Item 13.	Information Required By Schedule 13e-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GP Cellulose Group LLC

By:	/s/ David G. Park
Name: David G. Park
Title: President

Georgia-Pacific LLC

By:	/s/ David G. Park
Name: David G. Park
Title: Senior Vice President of Strategy and Business Development

Date: May 7, 2013

INDEX TO EXHIBITS

(a)(1)(A)	Offer to Purchase, dated as of May 7, 2013.

(a)(1)(B)	Letter of Transmittal for Shares

(a)(1)(C)	Letter of Transmittal for Employee Restricted Shares

(a)(1)(D)	Notice of Guaranteed Delivery

(a)(1)(E)	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees

(a)(1)(F)	Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and other Nominees

(a)(1)(G)	Press Release, dated April 24, 2013 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Georgia-Pacific with the SEC on April 24, 2013)

(a)(1)(H)	Summary Advertisement published on May 7, 2013

(a)(1)(I)	Press Release issued by Georgia-Pacific, dated May 7, 2013

(b)(1)	Form of Commercial Paper Dealer Agreement

(b)(2)	Issuing and Paying Agency Agreement, dated as of January 15, 2013, by and between Georgia-Pacific and JPMorgan Chase Bank, National Association

(d)(1)	Agreement and Plan of Merger, dated as of April 23, 2013, by and among Georgia-Pacific, the Purchaser and Buckeye (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Buckeye with the SEC on April 24, 2013)

(d)(2)	Form of Letter Agreement entered into by Georgia-Pacific, the Purchaser and each of Buckeye’s Directors and Executive Officers

(d)(3)	Confidentiality Agreement, dated as of January 30, 2013, by and between Buckeye and Georgia-Pacific.